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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                INCONTROL, INC.
                           (NAME OF SUBJECT COMPANY)

                          PEGASUS ACQUISITIONS CORP.

                    AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                              GUIDANT CORPORATION
                                   (BIDDERS)

                               ----------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   45336L103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                J.B. KING, ESQ.
                              GUIDANT CORPORATION
                              111 MONUMENT CIRCLE
                          INDIANAPOLIS, IN 46204-5129
                                (317) 971-2000
 (NAMES, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                         COPIES OF COMMUNICATIONS TO:
                             BERNARD E. KURY, ESQ.
                          JONATHAN L. FREEDMAN, ESQ.
                             DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                              NEW YORK, NY 10019
                                (212) 259-8000

                               ----------------

                           CALCULATION OF FILING FEE
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           TRANSACTION VALUATION*  AMOUNT OF FILING FEE*
--------------------------------------------------------

     $140,147,358                         $28,029
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* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 23,357,893 shares of common stock, $0.01 par value (the "Shares"), at a price per Share of $6.00 in cash. Such number of Shares represents all the Shares outstanding as of August 6, 1998 and assumes the exercise of all existing options, warrants, and other rights to acquire Shares from the Company.

                               ----------------

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: None              Filing Party:
                                                        Not Applicable
  Form or Registration no.:
                          Not Applicable    Date Filed: Not Applicable

                     (EXHIBIT INDEX IS LOCATED ON PAGE 6)

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

  CUSIP NO. 45336L103


 1.
  NAME OF REPORTING PERSONS
  Pegasus Acquisitions Corp.

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
  Applied For
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 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[_]
                                                                    (b)[_]
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 3.
  SEC USE ONLY
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 4.
  SOURCE OF FUNDS

  AF
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 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(E) OR 2(F)                                     [_]

  N/A
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 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  State of Delaware
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 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,962,198*
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 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
                                                                     [_]
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 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  9.4%*
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10.
  TYPE OF REPORTING PERSON

  CO

--------
* On August 10, 1998, Guidant Corporation, an Indiana corporation ("Parent"), and Pegasus Acquisitions Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), entered into a Shareholder Agreement (the "Shareholder Agreement") with certain stockholders of InControl, Inc. (collectively, the "Selling Stockholders"), pursuant to which the Selling Stockholders have agreed to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer all of the shares beneficially owned by them. The Selling Stockholders beneficially own approximately 1,962,198 Shares, representing approximately 9.4% in the aggregate of the Company's outstanding Shares (assuming the exercise of all such Selling Stockholders' options subject to the Shareholder Agreement). The Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase, dated August 17, 1998.

  CUSIP NO. 45336L103


  NAME OF REPORTING PERSONS
 1.
  Cardiac Pacemakers, Inc.

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
  41-1344804
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[_]
                                                                    (b)[_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS

  AF
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(E) OR 2(F)                                     [_]

  N/A
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  State of Minnesota
--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,962,198*
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
                                                                     [_]
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  9.4%*
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON

  CO

--------
* The footnote on page 2 is incorporated by reference herein.

  CUSIP NO. 45336L103


  NAME OF REPORTING PERSONS
 1.
  Guidant Corporation

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
  35-1931722
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)[_]
                                                                    (b)[_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS

  WC / BK
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(E) OR 2(F)                                     [_]

  N/A
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION

  State of Indiana
--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,962,198 *
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
                                                                     [_]
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

  9.4%*
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON

  CO

--------
* The footnote on page 2 is incorporated by reference herein.

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 is filed by Pegasus Acquisitions Corp., a Delaware corporation ("Purchaser"), Cardiac Pacemakers, Inc., a Minnesota corporation ("CPI") and the owner of all the outstanding capital stock of Purchaser, and Guidant Corporation ("Parent"), an Indiana corporation and the owner of all of the outstanding capital stock of CPI, relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.01 par value (the "Shares"), of InControl, Inc. (the "Company"), at a purchase price of $6.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and any amendments or supplements thereto (which collectively constitute the "Offer").

  This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and Purchaser of beneficial ownership of the Selling Stockholders' Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is InControl, Inc., a Delaware corporation. The address of the Company's principal executive offices is 6675 185th Avenue N.E., Redmond, WA 98052.

  (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

  (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth under "Introduction" and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 (a)(1)  --Offer to Purchase dated August 17, 1998.
 (a)(2)  --Form of Letter of Transmittal.
 (a)(3)  --Form of Notice of Guaranteed Delivery.
 (a)(4)  --Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.
 (a)(5)  --Form of Letter to Clients For Use by Brokers, Dealers, Banks, Trust.
          Companies and Other Nominees.
 (a)(6)  --Guidelines for Certification of Taxpayer Identification Number on
          Form W-9.
 (a)(7)  --Form of Summary of Advertisement dated August 17, 1998.
 (a)(8)  --Text of Joint Press Release dated August 11, 1998.
 (b)     --None.
 (c)(1)  --Agreement and Plan of Merger, dated August 10, 1998, among Parent,
          Purchaser and the Company.
 (c)(2)  --Form of Shareholder Agreement among Parent, Purchaser and the
          Selling Stockholders.
 (c)(3)  --Credit Agreement, dated August 10, 1998, between Parent and the
          Company.
 (c)(4)  --Letter Agreement, dated August 14, 1998, among Parent, Purchaser and
          Company.
 (d)     --None.
 (e)     --Not applicable.
 (f)     --None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: August 17, 1998
                                          Pegasus Acquisitions Corp.

                                             /s/ A. Jay Graf
                                          By: _________________________________
                                            A. Jay Graf
                                            President

                                          Cardiac Pacemakers, Inc.

                                             /s/ A. Jay Graf
                                          By: _________________________________
                                            A. Jay Graf
                                            President and Chief Executive
                                           Officer

                                          Guidant Corporation

                                             /s/ A. Jay Graf
                                          By: _________________________________
                                            A. Jay Graf
                                            Vice President